CHINA WORLD TRADE CORPORATION
3rd  Floor, Goldlion Digital Network Center
138 Tiyu Road East, Tianhe
Guangzhou, The People’s Republic of China

July 9, 2007

Mr. Uyen Tran
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      China World Trade Corporation
Preliminary Proxy Statement on Schedule 14A
Filed June 10, 2007
File No. 0-26119

Dear Mr. Tran:

We are in receipt of your comment letter dated June 28, 2007 to China World Trade Corporation (the “Company”).  On behalf of the Company we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

General

1.
Please provide a separate vote for each separate matter on the proxy card pursuant to Rule 14a-4(b)(1) of the proxy rules, which states that the proxy shall afford investors the opportunity to specify a choice between approval, disapproval of, or abstention with respect to each separate matter intended to be acted upon.

We have complied with the request of the Commission, and have revised the proxy card accordingly.

2.
Please revise the proxy statement to disclose the reasons for seeking shareholder approval of the company’s annual report on Form 10-KSB.  Also, please explain the effects to the company, if any, if the annual report is not approved by its shareholders.

Upon further consideration and consultation with counsel, our Board of Directors has decided to withdraw this proposal from consideration at the Annual Meeting.

For your information, we have dated our Proxy Statement, including filling in the date of the Annual Meeting.  We hope that, after a limited review, you will permit us to file and mail a definitive Proxy Statement to our shareholders as soon as possible.

If you have any comments or questions regarding our response, please contact Harold H. Martin, our securities counsel, at Martin & Pritchett, P.A.  Their telephone number is (704) 584-0268.

Sincerely,

/s/ William Tsang
William Tsang
Chairman

HHM/hhm
cc:  Harold H. Martin, Esq.

ACKNOWLEDGMENT

In connection with the foregoing response, the Company hereby makes the following acknowledgement:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA WORLD TRADE CORPORATION

By: /s/ William Tsang
      William Tsang
      Chairman